UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Air Products and Chemicals, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-4534	23-1274455
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

7201 Hamilton Boulevard Allentown Pennsylvania		18195-1501
(Address of Principal Executive Offices)		(Zip Code)

Mary T. Afflerbach	610-481-6807
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Items 1.01	Conflict Minerals Disclosure and Report

This Form SD of Air Products and Chemicals, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.

The Company evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold that are necessary to the functionality or production of the products. Our reasonable country of origin inquiry and due diligence concluded that certain of our necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and not be from scrap or recycled sources. As a result, we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at http://www.airproducts.com/company/governance/commitment-ethical-business.aspx

Item 1.02	Exhibit

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2- Exhibits

Item 2.01	Exhibits

Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Products and Chemicals, Inc.

By:	/s/ Sean D. Major	May 31, 2017
	Sean D. Major	Date
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Disclosure and Report